Exhibit 12     Statement of Computation of Ratio of Earnings to Fixed Charges

                         Three
                         Months
                         Ended
                        March 31,  ------------ Year Ended December 31,---------
                          1994      1993      1992      1991      1990      1989
Computation of Earnings

Pretax income from
continuing operations     $53.8    $279.8    $254.7    $208.8    $178.7    $148.4

Adjustments to earnings:

  Plus: Distributed
  income of less than 50%
  owned affiliates         4.8        7.1       4.6      3.3       0.0        0.0

  Less: Minority
  interest in net
  income of majority-
   owned subsidiaries     -0.3        1.5      -1.7      -3.1     -0.3       -0.3

  Plus: Portion of rental
  expense representative
  of interest expense      0.0        0.0       0.6       2.0      1.6        0.0

  Plus: Interest
  incurred less
  interest capitalized    21.6       89.8      77.4      76.6     59.9       11.9


Computation of  Fixed Charges

Interest incurred        $21.6     $ 89.5    $ 77.4    $ 76.6   $ 59.9     $ 11.9

Amortization of
debt expenses and
discount or
premium relating to
indebtedness              0.0        0.3        0.0       0.0     0.0         0.0

Portion of rental
expenses representative
of interest expense       0.0        0.0         0.5       2.0     1.6        0.0

     Fixed Charges      $21.6     $ 89.8      $ 77.9    $ 78.6  $ 61.5     $ 11.9

Ratio of earnings
to fixed charges          3.7X       4.2X        4.3X      3.7X    3.9X      13.5X
